UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry (“NIRE”) # 35.300.332.067

EXTRAct from the minutes of BOARD OF DIRECTORS´ MEETING

held on april 28, 2010

DATE, TIME, AND PLACE:

April 28, 2010, at 10:15 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board Directors members, namely: Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José de Paiva Ferreira, José de Menezes Berenguer Neto, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 15, paragraph 1 of the Company’s Bylaws, the meeting was chaired by the Vice-Chairman of the Board of Directors, Mr. Fabio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

SUMMARY OF RESOLUTIONS: The Company’s Board of Directors (a) approved the election of sixteen (16) new members to compose the Company’s Board of Executive Officers, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting; and (b) by virtue of the subject approved in item (a) above, confirmed the composition of the Company’s Board of Executive Officers, with term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2011 Ordinary Shareholders Meeting.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 28, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer